Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is entered into as of April 9, 2004, by and among Do It Sports, Inc., a Michigan corporation (“Seller”), the shareholders of Seller listed as signatories hereto (each a “Shareholder” and collectively, the “Shareholders”, which such definition explicitly excludes Harvey Appelle and Surface Combustion, Inc.) and The Active Network, Inc., a Delaware corporation (“Buyer”).

WHEREAS, Seller provides products and services to the participatory sports industry including, but not limited to, online registration and related services (the “Business”); and

WHEREAS, Buyer desires to acquire from Seller, and Seller desires to sell to Buyer, the properties, assets and rights of Seller upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing (incorporated herein by this reference) and the mutual promises, representations, warranties, agreements and covenants set forth herein, the parties agree as follows:

ARTICLE I: CERTAIN DEFINITIONS

The following terms, as used in this Agreement, have the following meanings:

“Accounts Receivable” means (a) all trade accounts receivable and other rights to payment from customers of Seller and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of Seller, (b) all other accounts or notes receivable of Seller and the full benefit of all security for such accounts or notes, and (c) any claim, remedy or other right related to any of the foregoing.

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with such other Person.

“Ancillary Agreements” shall mean all agreements attached or to be attached as Exhibits to this Agreement.

“Assignment and Assumption Agreement” means that certain Assignment and Assumption Agreement to be entered into as of the Closing by and between Seller and Buyer regarding the assignment of the Assets and the assumption of the Assumed Liabilities, in substantially the form attached hereto as Exhibit A.

“Bill of Sale” means that certain bill of sale for the Assets to be executed and delivered by Seller as of the Closing, in substantially the form to be attached hereto as Exhibit B.

“Disclosure Schedule” collectively refers to all Schedules attached hereto in response to the representations, warranties and disclosures made by Seller in Articles II, III, IV, V, VI, VII and VIII, which Schedules shall designate the specific numbered and lettered sections and subsections of this Agreement to which they correspond. The final Disclosure Schedule shall be attached upon execution of this Agreement.

“Employment Agreement” means that certain employment agreement to be entered into as of the Closing by and between Buyer and each of Thomas J. Silinski and Brad Chick, in substantially the form attached hereto as Exhibit C.

“Exhibit” means any writing identified in this Agreement as an exhibit or attached to this Agreement as an exhibit.

“Facilities” means the facilities leased by Seller and located at 615 South Mansfield Road, Ypsilanti, Michigan.

“Lien” means any charge, claim, community or other marital property interest, condition, equitable interest, lien, option, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first refusal or similar restriction, right of first option, encumbrance or restriction of any nature whatsoever.

“Material Adverse Effect” means a material adverse effect on the condition (financial or otherwise), business, assets, results of operations or prospects of Seller or the Business.

“Non-Competition Agreement” shall mean that certain non-competition agreement to be entered into as of the Closing by and between Buyer and each of Thomas J. Silinski and Brad Chick, in substantially the form attached hereto as Exhibit D.

The term “or” is used in this Agreement in the inclusive sense of “and/or.”

“Permits” means any franchises, licenses, permits, consents, authorizations, certificates and approvals of any federal, state, or local regulatory, administrative, or other governmental agency or body issued to or held by Seller.

“Permitted Encumbrances” means those Liens specifically listed on Schedule 1.1.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

The term “record” or “records” refers to information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

“Schedule” means a schedule attached to this Agreement as an exception to or disclosure regarding a representation, warranty, covenant, agreement or other provision set forth in this Agreement.

ARTICLE II: PURCHASE AND SALE OF ASSETS

Section 2.1 Description of Assets to be Acquired. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, but effective as of the Closing Date, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from Seller, free and clear of any Liens other than Permitted Encumbrances, all of Seller’s right, title and interest in and to all of Seller’s property and assets, real, personal or mixed, tangible and intangible, of every kind and description, wherever located, including the following (but excluding the Excluded Assets):

(a) All furniture, fixtures, furnishings, equipment (including, without limitation, all computer hardware and software, computer files, supplies, billing and office support equipment, telecommunications equipment and records used in or necessary to operate, staff, prepare and collect bills and maintain the Business or any portion thereof) appliances and all other tangible personal property of every kind, manner and description owned by Seller, whether or not reflected as capital assets on the accounting records of Seller, including without limitation the material tangible items of personal property listed on Schedule 2.1(a) hereto;

(b) All improvements to real property and buildings leased by Seller pursuant to the real property leases for the Facilities;

(c) All of Seller’s claims and rights under all agreements, contracts, contract rights, leases, licenses, purchase and sale orders, quotations, and other executory agreements (collectively, the “Contracts”), as listed on Schedule 2.1(c) hereto, and all outstanding offers or solicitations made by or to Seller to enter into any Contract;

(d) All current assets of Seller, including without limitation all (i) Accounts Receivable, (ii) inventory, and (iii) cash, bank accounts, cash equivalents, accounts receivable (net of reserves on the books) and unbilled customer receivables;

(e) All Permits of Seller or with respect to the Assets, and pending applications therefore or renewals thereof, in each case to the extent such can be transferred, conveyed, assigned or sold to Buyer under applicable law, including without limitation those listed on Schedule 2.1(e) hereto;

(f) All of Seller’s right, title and interest in and to copyright rights, trade secret rights, trademark and service mark rights, trade names, logos, patents, patent applications, patent rights, and all other intellectual property and proprietary rights worldwide together with all of Seller’s right, title and interest in and to any underlying inventions, improvements, processes, technical information, know-how, standards, processes, procedures, computer software, algorithms, designs, formulas, data, ideas, techniques, confidential and proprietary information, customer lists, supplier lists, Internet domain names, Internet web sites and other information related in any manner to the Business or in which Seller has any proprietary interest, together with all of the goodwill associated therewith (collectively, the “Proprietary Rights”), including without limitation those listed on Schedule 2.1(f) hereto;

(g) All data and records related to the Assets or the operation of Seller, including without limitation client and customer lists and records, supplier lists and records, referral sources, research and development reports and records, standards, templates, processes and procedures, personnel and payroll records, service and warranty records, equipment logs, operating guides and manuals, financial and accounting records, creative materials, advertising materials, promotional materials, studies, reports, plans, correspondence and other similar documents;

(h) All insurance benefits, including without limitation rights and proceeds, arising from or relating to the Assets or the Assumed Liabilities;

(i) All of Seller’s rights, if any, under express or implied warranties from suppliers and vendors of Seller;

(j) All of Seller’s causes of action, judgments, and claims or demands of whatever kind or description relating to the Assets, whether choate or inchoate, known or unknown, contingent or noncontingent, including all such claims listed in Schedule 2.1(j) hereto;

(k) All rights of Seller relating to deposits and prepaid expenses, claims for refunds and rights to offset in respect thereof;

(l) All goodwill associated with Seller (the “Goodwill”);

(m) All tangible or intangible assets (including all trademarks, patents and intellectual property and proprietary rights) owned by Shareholders that in any way relate to the Business or are necessary to the operation of the Business;

(n) The name “Do It Sports” and any other derivations thereof used by Seller in conducting business and any other names or logos used by Seller in the normal course of business; and

(o) All of Seller’s other intangible and tangible property, including without limitation all assets not heretofore mentioned.

The assets, properties, and rights to be conveyed, sold, transferred, assigned, and delivered to Buyer pursuant to this Section 2.1 are sometimes hereinafter collectively referred to as the “Assets.” Notwithstanding the foregoing or anything to the contrary in this Agreement, the transfer of the Assets pursuant to this Agreement shall not include the assumption of any liability or obligation related to the Assets, Seller or the Business unless Buyer specifically and expressly assumes such liability or obligation pursuant to Section 3.1.

Section 2.2 Excluded Assets. Notwithstanding anything to the contrary in this Section 2.2 or elsewhere in this Agreement, the term Assets does not refer to any of the assets related to the Business that are specifically described on Schedule 2.2 hereto (the “Excluded Assets”). The Excluded Assets are not part of the sale and purchase of the Assets contemplated hereunder and shall remain the property of Seller after the Closing.

Section 2.3 Closing. The consummation of the transactions contemplated by this Agreement, including without limitation the sale and purchase of the Assets, the payment of the Purchase Price, and the assumption of the Assumed Liabilities (the “Closing”), shall take place after the close of business on the first business day on which the last of the conditions contained in Article XII hereof is fulfilled or waived by the applicable party (the “Closing Date”). Notwithstanding anything to the contrary herein contained, in no event shall the Closing Date occur after the date which is five (5) days following the date hereof, unless Buyer and Seller otherwise agree in writing to extend such five (5) day period. The Closing shall take place at the office of Buyer at 1020 Prospect Street, Suite 250, La Jolla, CA 92037.

ARTICLE III: LIABILITIES

Section 3.1 Assumed Liabilities. Subject to Section 3.2 hereof, Buyer hereby agrees on the Closing Date to assume, satisfy and perform (i) all liabilities and obligations of Seller incurred on and after the Closing under the contracts listed on Schedule 2.1(c) but only to the extent such liabilities and obligations (A) arise after the Closing Date in the normal course of business, (B) do not arise from or relate to any breach by Seller of any provision of any of such Contracts, or (C) do not arise from or relate to any event, circumstance or condition occurring or existing on or prior to the Closing Date that, with notice or lapse of time, would constitute or result in a breach of any of such Contracts, and (ii) Net Current Liabilities (as defined in Section 5.7 hereof) of up to $2,125,000.00, including all liabilities of Seller listed on Schedule 3.1 and including all liabilities and obligations of Seller excepted pursuant to Sections 3.1(i)(A), 3.1(i)(B) and 3.1(i)(C) above (collectively, the “Assumed Liabilities”).

Section 3.2 Liabilities Not Assumed. Other than as set forth in Section 3.1, Buyer shall not assume, nor shall Buyer or any Affiliate of Buyer be deemed to have assumed or guaranteed, any liability or obligation of any nature of Seller, or claims of such liability or obligation, whether accrued, matured or unmatured, liquidated or unliquidated, fixed or contingent, known or unknown arising out of (a) acts or occurrences, or related to any of the Assets, prior to the Closing Date or (b) any other liability or obligation of Seller (collectively, the “Unassumed Liabilities”). Without limiting the generality of the foregoing, certain of the Unassumed Liabilities are set forth in Schedule 3.2.

Section 3.3 Satisfaction of Assumed Liabilities. Buyer shall satisfy and perform within one hundred eighty days of the Closing the Assumed Liabilities owed to customers or such later date on which such liabilities are due, except for those liabilities being disputed in good faith by Buyer and except for those customer obligations specifically identified by Seller on Schedule 3.1 which listed customer obligations shall be paid by Buyer within the time limits set forth in Schedule 3.1. All other Assumed Liabilities shall be paid when due.

ARTICLE IV: PURCHASE PRICE

Section 4.1 Consideration. Upon the terms and subject to the conditions contained in this Agreement, in consideration for the Assets and the other forms of consideration to be given by Seller and in full payment therefor, Buyer will pay, or cause to be paid, the purchase price set forth in Section 4.2 hereof to Seller, subject to the provisions set forth in Section 4.3, and Buyer will assume all of the Assumed Liabilities.

Section 4.2 Payment of Purchase Price. Subject to Section 4.3, the purchase price (“Purchase Price”) to be paid or payable by Buyer to Seller for the Assets and the other forms of consideration to be given by Seller (including the Non-Competition Agreement) shall be Three Hundred and Fifty Thousand Dollars $350,000. The Purchase Price less the amount deposited in escrow pursuant to Section 4.3 shall be payable by cashier’s check or wire transfer to Seller at the Closing.

Section 4.3 Escrow. On the Closing Date, Buyer will deposit in escrow (the “Escrow Deposit”) $225,000 of the Purchase Price which shall be held as security for the indemnification obligations of Seller and each Shareholder, pursuant to the provisions of the Escrow Agreement, to be entered into at the Closing (the “Escrow Agreement”) which shall be substantially in the form of Exhibit E attached hereto.

Section 4.4 Allocation of Purchase Price. The Purchase Price shall be allocated among the Assets and the non-competition provisions of the Employment Agreements in the manner as determined by Buyer within 90 days from the Closing Date and, at such time as its determined, provided for in Schedule 4.4 hereto, which the parties acknowledge was prepared using the allocation methods and principles required by the Internal Revenue Code of 1986, as amended (the “Code”), and the U.S. Department of Treasury regulations promulgated thereunder. Neither Buyer nor Seller shall take any position inconsistent with such allocation, and any and all filings with and reports made to any taxing authority will be consistent with that allocation.

Section 4.5 Earnout Payment. As soon as practicable following June 30, 2005, Buyer shall make a payment (the “Earnout Payment”) to Seller. The Earnout Payment shall be equal to X minus Y where X is equal to 4.5 multiplied by Seller’s Operating Income (as defined in Exhibit F) generated during the 12 month period from July 1, 2004 to June 30, 2005, and Y is equal to (i) the Assumed Liabilities to the extent actually paid to unaffiliated third parties by Buyer prior to June 30, 2005 plus (ii) the Purchase Price plus (iii) any cost or expense incurred by Buyer as a result of Seller’s or the Shareholders’ failure to satisfy their indemnification obligations hereunder. Buyer shall pay the Earnout Payment in cash. If, however, Buyer’s common stock is listed on NASDAQ National Market, Buyer may in lieu of the cash payment pay the Earnout Payment in common stock of Buyer (the fair market value of such common stock to be equal to the weighted average intraday trading price of Buyer’s common stock for the 10 trading days immediately preceding June 30, 2005 as reported by Bloomberg). The Earnout Payment shall not exceed Three Million Two Hundred and Fifty Thousand Dollars ($3,250,000). If either Shareholder is terminated without “Cause” (as such term is defined in the Employment Agreement) prior to June 30, 2005, then the Buyer shall be required to pay the maximum Earnout Payment to Seller.

Section 4.6 Compliance with Securities Laws. Any equity issued under this Agreement shall be issued in reliance upon and shall be qualified under Section 3(a)(10) of the Securities Act of 1933.

Section 4.7 Additional Payment. If by the first anniversary of the Closing the payments that Buyer has made to third parties, who are not Buyer’s Affiliates, as a consequence of the assumption by Buyer of the Net Current Liabilities net of the cash, bank accounts, cash equivalents, accounts receivable (net of reserves on the books) and unbilled customer receivables constituting Net Current Liabilities are less than $1.9 million, then Buyer on that first anniversary shall make a payment to Seller in an amount equal to (i) 100 percent of such difference up to $100,000, (ii) 0 percent of such difference in excess of $100,000 and less than $200,000, and (ii) 50 percent of such difference in excess of $200,000 (the “Additional Payment”). In no event shall the Additional Payment exceed $350,000.

Section 4.8 Accounting. Whether or not the Additional Payment is due, Buyer shall provide on the first anniversary of the Closing to Seller a list of all payments made by Buyer to third parties, who are not Affiliates of Buyer, as a consequence of the assumption by Buyer of the Assumed Liabilities. As soon as practical following June 30, 2005, and in any event no later than July 31, 2005, Buyer shall provide to Seller and “Seller’s Representative” (as such term is defined in the Escrow Agreement) a detailed accounting showing the calculation of the Earnout Payment, whether or not Buyer determines it is payable. With respect to the Additional Payment and Earnout Payment calculations of Buyer, Buyer shall provide appropriate supporting documentation, and Seller or Seller’s Representative shall be permitted to review Buyer’s relevant books and records. Seller’s Representative may dispute Buyer’s determinations with respect to the Additional Payment and the Earnout Payment if within three (3) months from the respective date each such determination is communicated to Seller, Seller’s Representative sends a written notice to Buyer setting forth the specific items in dispute. Buyer and Seller’s Representative shall seek to reconcile any disputed amounts and any such resolution by them shall be final, binding and conclusive. If Buyer and Seller’s Representative are unable to reach a resolution within twenty days after Buyer’s receipt of the notice from the Seller’s Representative, the dispute shall be submitted to an independent public accounting firm, which within thirty days after submission will determine and report to the parties on the remaining disputed amounts. The report of the independent public accounting firm shall be final, binding and conclusive. The fees and disbursements of the independent accounting firm shall be allocated between the Seller’s Representative and the Buyer so that the Seller’s Representative’s share of such fees and disbursements shall be in the same proportion that the aggregate amount of such remaining disputed amounts so submitted by Seller’s Representative to the independent accounting firm that is unsuccessfully disputed by the Seller’s Representative (as finally determined by the independent accounting firm) bears to the total amount of such remaining disputed amounts so submitted by Seller’s Representative and the remainder of such fees and disbursements shall be paid by Buyer.

ARTICLE V: REPRESENTATIONS AND WARRANTIES OF SELLER AND SHAREHOLDERS

Except as set forth on Schedule 5 hereto (which Schedule specifically identifies the exceptions to the relevant sections of this Section 5), Seller and each of the Shareholders represent, warrant and covenant to Buyer, as of the date hereof and as of the Closing Date, that:

Section 5.1 Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan, and has all requisite power and authority to own and operate its business in the places where such business is now conducted and to directly own, lease, and operate the Assets. Seller is duly qualified or licensed to do business, and is in good standing, in each of the jurisdictions in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification or licensing.

Section 5.2 Capitalization. The authorized capital stock of Seller consists of sixty thousand (60,000) shares of common stock, no par value, of which twenty-three thousand one hundred twenty-eight (23,128) shares are issued and outstanding and five thousand (5,000) shares of preferred stock, no par value, of which one thousand nine hundred forty-eight (1,948) are issued and outstanding, (the “Issued Shares”). To the Company’s knowledge, the Issued Shares are held of record and beneficially by the persons and in the amounts set forth on Schedule 5.2. The Issued Shares have been duly and validly issued by Seller and are fully paid and nonassessable. Except as set forth on Schedule 5.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire, or any plans, contracts or commitments providing for the issuance of, any capital stock of Seller or any securities convertible into or exchangeable for any capital stock of Seller.

Section 5.3 Authorization. Seller and the Shareholders have full power and authority to enter into this Agreement and each of the Ancillary Agreements, to perform their respective obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, including, without limitation, the execution and delivery of each Closing Document. As used in this Agreement, the “Closing Documents” are this Agreement, the Ancillary Agreements, bills of sale, assignments and assumptions, novations and other instruments evidencing the conveyance of the Assets or delivered in accordance with this Agreement. Each Closing Document constitutes the valid and binding obligation of Seller or Shareholders enforceable in accordance with its terms.

Section 5.4 Subsidiaries. The Seller and the Shareholders do not own or control, directly or indirectly, or hold any rights to acquire, any interest in any other corporation, limited liability company, association or other business entity, and the Seller and the Shareholders have never held such interest. Neither the Seller nor the Shareholders area participant in any joint venture, partnership or similar arrangement, nor has Seller or the Shareholders ever been a participant in any such arrangement.

Section 5.5 Financial Information. Seller has delivered to Buyer (a) unaudited balance sheets of Seller as at December 31 for each of the fiscal years 2001 through 2003, and the related unaudited statements of income for each of the fiscal years then ended, and (b) an unaudited balance sheet as at the two month period ended February 29, 2004, and the related unaudited statements of income for the period then ended (all attached in Exhibit G hereto). The financial statements referred to in this Section 5.5 are sometimes collectively referred to in this Agreement as the “Financial Statements.” Except as set forth on Schedule 5.5, each Financial Statement is complete and correct in all material respects, has not been audited or subject to review by any accounting firm, and has been prepared based on a consistent accrual basis, and each is in accordance with the books and records of Seller. Each Financial Statements fairly presents the financial position of Seller as of its respective date for balance sheets and for the periods indicated for the statements of income. Without limitation, the Financial Statements reflect all sales which have been made with respect to services or personal property to be provided in the future by Seller, and no income has been accrued by Seller which has not yet been earned. No Financial Statement contains any untrue statement of material fact or omits or fails to state any material fact necessary to make such Financial Statement not misleading to a Person contemplating an acquisition of Seller, the Assets, or any portion thereof. Seller has not received any letters from Seller’s accountant(s) or bookkeeper(s) during the thirty-six (36) months preceding the execution of this Agreement.

Section 5.6 Absence of Certain Changes and Events. Since February 29, 2004:

(a) There has not been any change in the method of operating Seller’s business, and there has not been any change in the assets, liabilities, financial condition or operating results of Seller from that reflected in the Financial Statements, except for changes which, individually or in the aggregate, have not had, and could not be expected to have, a Material Adverse Effect;

(b) No Person has made, with respect to Seller or the Assets, any capital expenditures or incurred or paid expenses exceeding $10,000 in the aggregate of all such capital expenditures or expenses;, except to the extent of continuing operational losses incurred in the ordinary course of business;

(c) No Person has created, incurred, assumed, or guaranteed any indebtedness, relating to Seller or the Assets;

(d) There has not been the loss of any vendor to Seller whose services could not easily and promptly be replaced on substantially the same terms;

(e) No Person has made any change in any of the banking or safe deposit arrangements relating to Seller or the Assets;

(f) There has not been any dividend or distribution (or declaration of any dividend or other distribution) to any shareholder or other holder of any beneficial interest in, or cash or property of, Seller;

(g) No Person other than Buyer has entered into any transaction relating to Seller other than in the ordinary course of business consistent with prior practice; or

(h) There has not been any other event or condition of any character that has had a Material Adverse Effect or could be expected to have a Material Adverse Effect.

Section 5.7 No Undisclosed Liabilities. Except as set forth in the Financial Statements and for liabilities incurred in the normal course of business since February 29, 2004 or connected with the negotiation, execution and delivery of this Agreement, the Ancillary agreements and the Closing Documents and the transactions contemplated hereby and thereby, there are no debts, claims, liabilities, or obligations with respect to Seller or to which the Assets are subject, whether liquidated, unliquidated, accrued, absolute, contingent or otherwise. Except as disclosed in Schedule 5.7, Seller is not a guarantor or indemnitor of any indebtedness of any other Person. Seller’s “Net Current Liabilities” as of the Closing Date were not in excess of One Million Nine Hundred Thousand Dollars ($1,900,000) and no disclosure elsewhere in this Agreement or in the Disclosure Schedules shall be deemed to qualify or create an exception to this representation. As used in this Agreement, “Net Current Liabilities” means all current liabilities of Seller (excluding deferred compensations owed to Messrs. Silinski and Chick and expenses related to the negotiation, execution and delivery of this Agreement and the other agreements and documents contemplated hereby), including amounts owed to customers, accounts payable, arrearages on leases and contracts, taxes, interests and penalties, liabilities owed or payable to employees, credit card processing fees and the liabilities of Seller listed in Schedule 3.1, less cash, bank accounts, cash equivalents, accounts receivable (net of reserves on the books) and unbilled customer receivables. Net Current Liabilities shall be determined in accordance with Seller’s customary accounting practices as more fully described in the schedules of assets and liabilities.

Section 5.7(a) Seller has not, at any time, (i) made a general assignment for the benefit of creditors, (ii) filed, or had filed against it, any bankruptcy petition or similar filing, (iii) suffered the attachment or other judicial seizure of all or a substantial portion of its assets, (iv) admitted in writing its inability to pay its debts as they become due, (v) been convicted of, or pleaded guilty or no contest to, any felony. As of and based on the financial condition of Seller as of the Closing Date, after giving effect to the transactions contemplated hereby and the receipt by Seller of the amount to be paid on the Closing Date under Section 4.2 hereunder, the fair saleable value of Seller’s remaining assets exceeds the amount that will be required to be paid on or in respect of Seller’s debts and other liabilities (including known contingent liabilities and any Unassumed Liability) as they mature.

Section 5.8 Compliance with Law; Permits.

(a) Seller has complied and is in material compliance with all applicable federal, state, and local laws, statutes, licensing requirements, rules, and regulations, and judicial or administrative decisions applicable to Seller, its business or the Assets. There is no order issued, investigation, or proceeding pending or threatened, or notice served with respect to any violation of any law, ordinance, order, writ, decree, rule, or regulation issued by any federal, state, local, or foreign court or governmental or regulatory agency or instrumentality applicable to Seller, its business or the Assets.

(b) Seller and its employees have been granted all Permits from federal, state, and local government regulatory bodies necessary to carry on the Business, all of which are currently valid and in full force and effect. Schedule 2.1(e) correctly describes each Permit materially affecting, or relating in any material way to, Seller’s business or the Assets, together with the name of the government agency or entity issuing such Permit. Except as set forth on Schedule 5.8: (i) each such Permit that is identified on Schedule 2.1(e) is transferable by Seller to Buyer; and (ii) none of such Permits will be terminated or impaired or become terminable as a result of the transactions contemplated by this Agreement; and (iii) upon consummation of the transactions contemplated by this Agreement, Buyer will have all of the right, title and interest in such Permits.

Section 5.9 Governmental Consents. No consent, approval, order, or authorization of, or registration, qualification, designation, declaration, or filing with any federal, state, local, or foreign governmental authority on the part of Seller is required in connection with the consummation of the transactions contemplated hereunder.

Section 5.10 Proprietary Rights.

(a) Set forth on the Schedule 2.1(f) is a complete and accurate list and brief description of all Proprietary Rights owned, used or held by Seller. The Proprietary Rights are all the intellectual property and proprietary rights necessary or useful for the operation of the Business as it is currently conducted and has been conducted prior to the Closing, excluding shrink wrap licenses. Seller has complete and undisputed title and ownership of or adequate rights (license or otherwise) to utilize all Proprietary Rights without any conflict with or infringement of the rights of any other Person. There are no outstanding options, licenses, or agreements of any kind relating to the Proprietary Rights, nor is Seller or the Business bound by or a party to any options, licenses or agreements of any kind with respect to the proprietary rights of any other Person (except for software licenses rightfully obtained by Seller arising from the purchase of “off the shelf” or other standard products).

(b) Neither Seller nor any Affiliate, director, officer, employee or agent of Seller has infringed, or is currently infringing in connection with the Business on, any proprietary right of any other Person. Neither Seller nor any Affiliate, director, officer, employee, consultant, contractor, representative, agent or advisor is aware that any Person has alleged or is alleging that Seller (or any director, officer, employee, consultant, contractor or agent of Seller) has violated in connection with the business any proprietary right of any other Person.

(c) Neither Seller nor the Shareholders are aware that any of its directors, officers, employees, consultants or contractors of Seller are obligated under any agreement (including without limitation licenses, covenants or commitments of any nature), or subject to any judgment, decree, writ or order of any court or administrative agency, that would interfere with the use of such director’s, officer’s, employee’s, consultant’s or contractor’s best efforts to promote the interests of Seller or that would conflict with the Business as currently conducted or proposed to be conducted. Neither the execution nor delivery of this Agreement or any other Closing Document, nor the carrying on of the Business as currently conducted or proposed to be conducted, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which Seller uses the Proprietary Rights.

(d) None of the trade secrets or other confidential or proprietary information relating to Seller or the Business, the value of which to Seller is contingent upon maintenance of the confidentiality thereof (including, without limitation, standards, processes, procedures, formulae, techniques, know-how, research and development results, business or product information or plans, and customer lists), has been disclosed by Seller (or any of its directors, officers or employees) to any Person other than officers, employees of or consultants to Seller. Each officer or employee of, or consultant to, Seller has executed a written agreement with Seller protecting the Proprietary Rights, preventing the disclosure of such Proprietary Rights, and assigning to Seller any rights such Person has or might have in such Proprietary Rights. Seller and the Shareholders, after reasonable investigation, are not aware that any of Seller’s employees, officers or consultants are in violation of any such agreement, and Seller and the Shareholders will use their best efforts to prevent any such violation through the Closing Date.

Section 5.11 Contracts and Commitments.

(a) The Contracts described on Schedule 2.1(c) list all outstanding agreements, contracts, contract rights, leases, licenses, purchase and sale orders, and other agreements to which Seller is a party or to which any of the Assets are subject, including the parties and the dates thereto.

(b) Except as set forth on Schedule 5.11, Seller has performed all of its obligations under the terms of each Contract to the full extent that such obligations were required to be performed within the two year period prior to the date of this Agreement, and Seller is not in default under any such Contract; and Seller will perform, up to and through the Closing Date, all of Seller’s obligations under each such Contract to the full extent such obligations are required to be performed on or before the Closing Date. Except as set forth on Schedule 5.11, no event or omission has occurred which but for the giving of notice or lapse of time or both would constitute a default or breach by any party thereto under any such Contract. Each Contract is valid and binding on all parties thereto and in full force and effect. Neither Seller nor any of its directors, officers or employees has received any notice of default, cancellation, or termination in connection with any such Contract, nor is Seller or any of its directors, officers or employees aware of any intention of any party to any such Contract to provide any such notice.

(c) Schedule 5.11 lists completely and accurately all Contracts, under the heading “Contracts Requiring Novation or Consent to Assignment,” that by their written terms require any novation or consent in connection with or as a result of the assignment to Buyer pursuant to this agreement prior to the Closing Date. Seller shall seek to obtain the novation or consent to assignment with respect to each Contract listed under the heading “Contracts Requiring Novation or Consent to Assignment” on Schedule 5.11.

Section 5.12 Properties.

(a) Seller owns no real property. Schedule 5.12 lists all real or personal property leased or subleased to Seller. Seller has delivered to Buyer correct and complete copies of the leases and subleases (including any and all amendments to such leases and subleases) listed on Schedule 5.12.

(b) The equipment and other tangible assets that Seller owns or leases are free from material defects, have been maintained in accordance with normal industry practice, and are in operating condition and repair (subject to normal wear and tear) and are usable in the ordinary course of business.

(c) With respect to the property and assets it leases (whether such property or assets are real or personal), Seller is in material compliance with such leases and holds a valid leasehold interest free of any Liens except for Permitted Encumbrances.

Section 5.13 Assets; Title to the Assets.

(a) Seller has not experienced any damage, destruction, or loss (whether or not covered by insurance) to its property (including any Asset) which has had or could be expected to have a Material Adverse Effect. There has not occurred, during the twelve (12) months preceding the date of this Agreement and preceding the Closing Date, any sale, lease or disposition of, or any agreement to sell, lease or dispose of, any of the assets of Seller, other than sales, leases, or dispositions in the ordinary course of business consistent with prior practice.

(b) The Assets include, without limitation, (i) all property in which Seller has any right, title, and interest that is necessary to operate the Business in the same manner as the Business was operated by Seller prior to the Closing Date, and (ii) all of the operating assets of Seller relating to the Business. Except for Permitted Encumbrances or as set forth on Schedule 5.13, Seller has good and marketable title to the Assets free and clear of any Liens, except as listed as Permitted Encumbrances. Any and all Liens affecting the Assets, with the exception of Permitted Encumbrances, shall be terminated on or prior to the Closing, and Seller shall transfer the Assets to Buyer free and clear of all such Liens. By virtue of the deliveries made at the Closing, Buyer will obtain good and marketable title to the Assets.

Section 5.14 Litigation. Except as set forth on Schedule 5.14, there is no claim, litigation, arbitration, action, suit, or proceeding, administrative, judicial or otherwise, pending or threatened relating to Seller or the Business or involving the Assets, at law or in equity, before any federal, state, local, or foreign court, regulatory agency, or other governmental authority, including, without limitation, any unfair labor practice or grievance proceeding or otherwise, or before any private arbitration or mediation firm or panel. There are no judgments, or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency or by arbitration) relating to Seller or the Business or involving the Assets.

Section 5.15 No Conflict or Default. Neither the execution and delivery of this Agreement, the Ancillary Agreements executed and delivered by Seller or any of the other Closing Documents, nor compliance with the terms and provisions of this Agreement, any Ancillary Agreement or any other Closing Document, including without limitation, the consummation of the transactions contemplated by this Agreement, any Ancillary Agreement or any other Closing Document, will violate any statute, regulation, or ordinance of any governmental authority, or conflict with or result in the breach of any term, condition, or provision of any agreement, deed, contract, mortgage, indenture, writ, order, decree, legal obligation, or instrument to which Seller is a party or by which Seller or any of the Assets are or may be bound, or constitute a default (or an event which, with the lapse of time or the giving of notice, or both, would constitute a default) thereunder.

Section 5.16 Labor Relations.

(a) Except as set forth on Schedule 5.16, Seller is in material compliance in all material respects with Title VII of the Civil Rights Act of 1964, as amended, the Fair Labor Standards Act, as amended, the Occupational Safety and Health Act of 1970, as amended, all applicable federal, state, and local laws, rules, and regulations relating to employment, and all applicable laws, rules and regulations governing payment of minimum wages and overtime rates, and the withholding and payment of taxes from compensation of employees.

(b) There is no written or oral separation, severance or golden parachute agreement with any service provider of Seller, except as set forth on Schedule 5.16. All employment relationships, whether written or oral, between Seller and its employees associated with the Business are “at will.”

(c) Schedule 5.16 lists all the employees of Seller, under the heading “Employees,” and all the consultants to Seller, under the heading “Consultants,” that provide services for Seller and their applicable position, and the annual compensation (for employees, salary, bonuses and other benefits; and for consultants, consulting fees and other compensation) of each such employee or consultant as of the Closing Date. No officer or employee of Seller has resigned, excepting the employee listed in Schedule 5.16, or been terminated in the past twelve months; and neither Seller nor Shareholders are aware of the impending resignation or termination of any current officer or employee or of any reasonable basis therefore.

(d) At no time during the twelve (12) months preceding the date of this Agreement and preceding the Closing Date did Seller have one hundred (100) or more employees. Seller has not violated, and in connection with the consummation of the transactions contemplated by this Agreement will not violate, the Worker Adjustment and Retraining Notification Act or any similar state or local law, rule or regulation.

(e) Except as set forth on Schedule 5.16, all payments due from Seller on account of employee health and welfare insurance have been paid or will be paid prior to the Closing Date. Except as set forth on Schedule 5.16, all severance, bonus and vacation payments by Seller or the Business which are or were due under the terms of any agreement have been paid or will be paid prior to the Closing Date. All payments due and listed in Schedule 5.16 have been included in the determination of the Net Current Liabilities listed in Section 5.7 above.

(f) Except in the ordinary course of business consistent with prior practice, neither the Seller nor the Shareholders have made any loan to, entered into any transaction with, made any changes in any employment or consulting terms with, or granted any salary or compensation increase, bonus or extraordinary payment to, any director, officer or employee of or consultant to Seller or to any Affiliate of any of any such director, officer, employee or consultant.

(g) There does not exist any collective bargaining agreement relating to Seller, the Business or the Assets. No labor organization or group of employees of Seller has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. There are no organizing activities, strikes, work stoppages, slowdowns, lockouts, arbitrations or material grievances, or other labor disputes pending or threatened against or involving Seller.

Section 5.17 Brokers’ and Finders’ Fees. Except as referenced in the Schedule 5.17, neither the Seller nor the Shareholder are obligated to pay any fees or expenses of any broker or finder in connection with the origin, negotiation, or execution of this Agreement or any of the Ancillary Agreements or in connection with any transactions contemplated hereby or thereby.

Section 5.18 Customers. Seller has furnished Buyer with complete and accurate copies or descriptions of all current agreements with Seller’s customers, as such agreements exist as of the date of this Agreement. Seller shall provide Buyer with complete and accurate copies or descriptions of any customer agreements (or sales proposals made to customers) made, modified or terminated on or after the date of this Agreement through the Closing Date. Except as set forth on Schedule 5.18, neither Seller nor Shareholders have received any notice that there has been a loss of, or any business cancellation by, any customer of Seller, and neither Seller nor Shareholder knows of any reasonable basis for any such loss.

Section 5.19 Books and Records. The books of account, minute books, stock record books, and other records of Seller, all of which have been made available for inspection to Buyer and its representatives, are full, complete and accurate and have been maintained in accordance with sound and reasonable business practices. At the Closing, all of the books and records of Seller, other than the minute books and stock records, will be in the possession of Buyer and at the Facilities.

Section 5.20 Accounts Receivable. The amount of all Accounts Receivable, unbilled invoices and other debts due or recorded in the records and books of account of Seller as being due to Seller as at the Closing Date relating to the Business will be good and payable in the ordinary course of business consistent with past practice, net of allowances for doubtful accounts and discounts; no contest with respect to the amount or validity of any amount is pending; and none of such Accounts Receivable or other debts is or will be as of the Closing Date subject to any counterclaim, return or set-off, except for those debts set forth as “Bad Debts” in the Financial Statements. The values at which Accounts Receivable are carried reflect the accounts receivable valuation policy of Seller which is consistent with its past practice and in accordance with [the policy defined on Schedule 5.20.

Section 5.21 Insurance. Seller has in full force and effect fire and casualty insurance policies, with extended coverage, sufficient in amount (subject to reasonable deductibles) to allow it to replace any of its properties or assets that might be damaged or destroyed. Seller has in full force and effect comprehensive general liability and errors and omissions insurance policies in amounts customary for companies similarly situated, each of which policies have commercially reasonable terms and provisions. Each of Seller’s insurance policies (a) is listed and summarized on Schedule 5.21 and (b) shall remain binding and in full force and effect through the Closing Date and otherwise in accordance with their respective provisions. Schedule 5.21 includes (i) a list of all claims made by or against Seller or any other Person employed by or contracted with Seller (whether currently or in the past), under any insurance policy maintained with respect to Seller during any part of the last ten (10) years, including for each such claim the name of the insuring entity, the policy number, the amount of insurance coverage, any applicable deductible, the nature and amount of the claim, and the resolution and status of the claim, and (ii) a list of all liability insurance coverage maintained with respect to Seller during any part of the last ten (10) years, including, for each applicable policy, the name of the insuring entity and the applicable policy number as well as the amount of insurance coverage, the premiums and deductible therefore. Seller has made available to Buyer true and complete copies of all insurance policies listed on Schedule 5.21.

Section 5.22 Environmental Matters. Seller, and the operation of the Business are (and, at all times, have been) in material compliance with all applicable Environmental Laws (as defined below) and orders or directives of any governmental Person having jurisdiction under such Environmental Laws. Seller has not received any citation, directive, letter or other communication, written or oral, or any notice of any proceeding, claim or lawsuit, from any Person arising out of the occupation of any of the premises by the Seller, or the conduct of Seller’s operations (including, without limitation the Business), and neither Seller nor Shareholder is aware of any basis therefore. With respect to the Business and the operation thereof after the Closing, Seller has no knowledge that any material expenditures are or will be required in order to comply with any Environmental Laws. As used herein: “Environmental Laws” shall mean any federal, state, local or foreign law, ordinance, rule, regulation, permit and authorization pertaining to the protection of human health or the environment; “Hazardous Materials” means any chemical, pollutant, contaminant, waste, toxic substance, hazardous substance, hazardous waste, radioactive material, asbestos, genetically modified organism, or petroleum or petroleum product, as any such category is defined or otherwise described in any applicable Environmental Law; and “Reportable Release” means any release of Hazardous Materials that is required under any applicable Environmental Law to be reported to any governmental body or Person.

Section 5.23 Affiliate Relationships. Except as described in Schedule 5.23, neither Seller nor any director, officer or employee of Seller (nor any spouse of any such Person, or any trust, partnership, limited liability company, corporation, proprietorship, association or other business entity in which any such Person has or has had a material economic interest), has or has had, directly or indirectly, (a) an interest in any Person which provides or sells a material amount of services or products that Seller provides or sells or proposes to provide or sell, or (b) any interest in any Person that purchases from or sells or provides to Seller any material amount of products or services. Except as described in the Schedule 5.23, no director, officer or employee of Seller (or any spouse of any such Person, or any trust, partnership, limited liability company, corporation, proprietorship, association or other business entity in which any such Person has or has had a material economic interest), has or has had, directly or indirectly, any beneficial interest in any Contract, other than in its capacity as a director, officer, employee or shareholder.

Section 5.24 Complete Disclosure. Seller or Shareholders have provided Buyer with all the information that Buyer (or its members, representatives or advisors) has requested for deciding whether to purchase the Assets and all information that Seller reasonably believes is necessary to enable Buyer to make such decision. No representation or warranty by Seller or Shareholders in this Agreement or any of the Ancillary Agreements or the Closing Documents contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein in the context in which they were made not misleading.

ARTICLE VI: SHAREHOLDER REPRESENTATIONS

Each Shareholder for itself and only for itself represents as follows:

Section 6.1 Ownership. The Shareholder is the record and beneficial owner of all Issued Shares as listed next to its name on Schedule 5.2.

Section 6.2 Authority. The Shareholder has the authority to enter this Agreement and each Closing Document to which it is a party. This Agreement and each Ancillary Agreement to which it is a party have been duly executed by the Shareholder.

Section 6.3 Investment Representations. Each Shareholders acknowledges that any capital stock issued by Buyer to the Shareholder in connection with the Earnout Payment are being transferred in reliance upon exemptions from registration based, in part, upon Shareholders’ representations contained herein. The Shareholder is acquiring such securities for its own account and not with a view to, or for sale in connection with, any distribution thereof. The Shareholder acknowledges that such securities may not be sold or transferred unless such sale or transfer is registered or qualified with the appropriate securities authorities or unless an opinion of counsel, reasonably satisfactory to Buyer, is rendered that there then exists an exemption from such registration or qualification applicable to such sale or transfer or unless such securities are transferable pursuant to Rule 144.

Section 6.4 No Shareholder has ever (i) made a general assignment for the benefit of creditors, (ii) filed, or had filed against such Shareholder, any bankruptcy petition or similar filing, (iii) suffered the attachment or other judicial seizure of all or a substantial portion of such Shareholder’s assets, (iv) admitted in writing such Shareholder’s inability to pay his or her debts as they become due, or (v) taken or been the subject of any action that may have an adverse effect on his ability to comply with or perform any of his covenants or obligations under this Agreement or any of the Ancillary Agreements.

Section 6.5 Each Shareholder shall make best effort during his course of employment with the Buyer following the Closing Date to (i) obtain any consents with respect to the assignment to Buyer of any contractual rights of Seller and (ii) to convince as many of Seller’s customers (including those listed in Schedule 2.1(c)) to enter into the standard online registration agreements of Buyer so long as the Shareholders and Buyer mutually agree that such transition to Buyer’s agreements will not jeapordize the relationship with such customers.

Section 6.6 Immediately following the Closing Date, Seller shall cease using the name “Do It Sports” or any related names or logos.

ARTICLE VII: EMPLOYEE BENEFIT PLANS AND EMPLOYEE MATTERS

Section 7.1 Employee Benefit Plan and Employment Representations. Seller and each Shareholder represents, warrants and covenants to Buyer that neither Seller nor the Business nor any ERISA Affiliate of Seller (i) maintains, contributes to or is required to contribute to any Employee Plan for the benefit of any Employee, or with respect to which Seller or any ERISA Affiliate of Seller has had, currently has or may have any liability or obligation, or (ii) has ever maintained, contributed to, or been required to contribute to any such Employee Plan.

Section 7.2 Benefit Plan and Employment Agreement Liabilities Not Assumed. Except for those liabilities expressly set forth on Schedule 3.1a, Seller and its ERISA Affiliates shall retain any and all liabilities relating to, arising from, or resulting out of any Employee Plan or any Employment Agreement and any and all such liabilities shall be Unassumed Liabilities.

Section 7.3 Employees and Offers of Employment. Any offers of employment by Buyer to Seller’s employees shall be at such salary or wage and benefit levels and on such other terms and conditions as Buyer shall in its sole discretion deem appropriate. Buyer has made offers of employment effective and contingent upon the Closing to the employees of Seller listed on Schedule 7.3 hereto, and Seller shall use its best efforts to assist Buyer in securing an employment relationship with each such individual.

Section 7.4 Certain Employee-Related Definitions. As used in this Article VI or otherwise in this Agreement, the following terms have the following meanings: (a) “ERISA Affiliate” shall mean any other Person under common control with the Seller within the meaning of Code Section 414(b), (c), (m) or (o) and the regulations issued thereunder; (b) “Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, retirement, severance, separation or termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits, or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA; (c) “Employee” shall mean any current or former or retired employee or consultant of Seller or any Affiliate of Seller; (d) “Employment Agreement” shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or other agreement, contract or understanding between Seller or any Affiliate of Seller, on the one hand, and any Employee, on the other hand; and (e) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

ARTICLE VIII: TAX MATTERS

Section 8.1 Tax Matters. Seller and Shareholders represent, warrant and covenant to Buyer that except as otherwise disclosed in Schedule 8.1:

(a) There is no basis for any authority or Person to assess any additional Taxes upon Seller or the Business for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax liability of Seller or the Business either (i) claimed or raised by any authority in writing or (ii) as to which Seller or any Affiliate, employee, consultant, contractor, representative or agent of Seller has knowledge based upon personal contact with any agent of such authority. Seller has not granted any waiver of any statute of limitations with respect to any Tax.

(b) Seller has paid all Taxes and all interest and penalties due thereon and payable by it which will have been required to be paid on or prior to the Closing Date, the non-payment of which would result in a Lien on any Asset, would otherwise adversely affect the Business or would result in Buyer becoming liable or responsible therefor.

(c) Seller has paid all Tax liabilities, assessments, interest and penalties which shall become due or shall have accrued (i) on account of the operations of Seller or the Business or the ownership of the Assets on or prior to the Closing or (ii) on account of the sale to Buyer of the Assets by Seller.

Section 8.2 Certain Tax-Related Definitions. As used in this Article VIII or otherwise in this Agreement: (a) the term “Tax” means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, franchise, capital, paid-up capital, profits, green-mail, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge or any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any govern-mental authority (domestic or foreign) responsible for the imposition of any such tax; and (b) the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

ARTICLE IX: REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller and to each Shareholder, as of the date hereof and as of the Closing Date, that:

Section 9.1 Organization of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of California, and has all requisite power and authority to own and operate its business.

Section 9.2 Authorization and Enforceability. Buyer has full corporate power and corporate authority to make, execute, deliver, perform this Agreement and the agreements contemplated by this Agreement and to consummate the transactions contemplated hereby and thereby, and the execution, delivery and performance of and the consummation of this Agreement and the transactions contemplated hereby by Buyer, have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement constitutes the legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with their terms, and the other documents and instruments contemplated hereby will be, when executed and delivered, by Buyer, the legal, valid and binding obligations of Buyer enforceable against each in accordance with their respective terms.

Section 9.3 No Violation of Laws or Agreements. The execution, delivery and performance of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and the compliance with the terms, conditions and provisions of this Agreement and the other agreements contemplated hereby, will not, (a) contravene any provision of the Certificate of Incorporation or Bylaws (or other constitutive documents) of Buyer, or (b) violate or result in a breach of or constitute a default (or an event which might, with the passage of time or the giving of notice, or both, constitute a default) under, or result in or permit the termination or amendment of any provision of, or result in or permit the acceleration of the maturity or cancellation of performance of any obligation under any indenture, deed of trust, mortgage, loan or credit agreement, license, permit, contract, lease, or other agreement, instrument or commitment to which Buyer is a party or by which its assets may be bound or affected, or any judgment, decree or order of any court or Authority, domestic or foreign, or any applicable law, rule or regulation.

Section 9.4 Consents. Except as set forth in Schedule 9.4, no consent, approval or authorization of, or registration or filing with, any Person is required in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby by Buyer, the failure to obtain or make which, individually or in the aggregate, could be expected to prevent Buyer from consummating and performing the transactions contemplated hereby.

Section 9.5 Brokers’ and Finders’ Fees. Buyer is not a party to any agreement that would obligate any Person to pay any fees or expenses of any broker or finder as a consequence of the origin, negotiation, or execution of this Agreement or any transaction contemplated hereby.

ARTICLE X: COVENANTS OF SELLER

Section 10.1 Conduct of the Business.

(a) During the period from the date hereof through the Closing Date, Shareholders and Seller (directly and through its directors, officers, employees, consultants, contractors, representatives, agents and advisors) shall carry on and use their best efforts to preserve the Assets, the Business and relationships with customers, suppliers, employees, consultants, contractors, representatives, agents, licensees and others with respect to the Business in substantially the same manner as Seller did prior to the date hereof. If there occurs any deterioration in any relationship between Seller, on the one hand, and any customer, supplier, employee, consultant, contractor, representative, agent or advisor of Seller, on the other hand, then Seller will promptly bring such information to the attention of Buyer in writing and Seller will use its best efforts to repair and restore such relationship.

(b) During the period from the date hereof through the Closing Date, Seller or Shareholders will not and will not permit and will instruct their respective Affiliates, directors, officers, employees, consultants, contractors, representatives, agents or advisors of Seller to not, without the prior written consent of Buyer: (i) transfer or license to any Person any rights to any of the Proprietary Rights; (ii) change, in any way, Seller’s method of operating the Business or Seller’s accounting practices or record-keeping practices relating thereto; (iii) sell, lease, license or otherwise dispose of any of the Assets, except in the ordinary course of business consistent with prior practice; (iv) modify, waive, change, amend, release, rescind, make an accord and satisfaction of, or terminate any Contract or any term, condition, or provision thereof, other than by satisfying any such Contract by performance in accordance with the terms thereof in the ordinary course of business consistent with prior practice; (v) allow any of the Assets to become subject to any Lien except Permitted Encumbrances; (vi) commit any act or omission that might materially impair or jeopardize Buyer’s use or ownership of the Assets after the Closing Date; or (vii) take, or agree in writing or otherwise to take, any of the actions described in subsections (i) through (vi) above.

(c) Neither Seller or any Shareholder nor any director, officer, employee of Seller will (i) take or agree or commit to take any action that would make any representation and warranty of Seller or Shareholder hereunder inaccurate in any material respect at, or as of any time prior to, the Closing Date, or (ii) omit or agree to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time, except for actions taken in the ordinary course of business.

Section 10.2 Access to Information. From the date hereof until the Closing Date, Seller will: (a) give Buyer, its counsel, financial advisors and other authorized representatives full access to the offices, properties, books and records of Seller; (b) furnish to Buyer, its counsel, financial advisors and other authorized representatives such financial and operating data and other information relating Seller or the Assets as such Persons may reasonably request; and (c) instruct directors, officers, employees, consultants, contractors, representatives, agents and advisors (including legal counsel and financial or accounting advisors) of Seller to fully cooperate with Buyer in its investigation of Seller, the Business and the Assets.

Section 10.3 Notices of Certain Events. Seller shall promptly notify (to the extent Seller or any of Seller’s directors, officers, employees, representatives, agents or advisors has received notice or otherwise has knowledge thereof) Buyer in writing of: (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and (c) any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving or otherwise affecting Seller, the Business or the Assets that relate to the consummation of the transactions contemplated by this Agreement or that, if pending on the date of this Agreement, would have been required to have been disclosed.

Section 10.4 No Solicitations. Until such date, if any, as this Agreement is terminated pursuant to Article XIV (the “Termination Date”), Seller or Shareholders will not and will not permit and will instruct their respective Affiliates, directors, officers, employees, consultants, contractors, representatives, agents or advisors of Seller to not, without the prior written consent of Buyer: directly or indirectly or any Person retained by any of the foregoing) solicit or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any proposal to (a) buy, or otherwise dispose of, any portion of the Assets or (b) regarding any acquisition of Seller, including without limitation any acquisition of any material portion of the assets of Seller (each, a “Third Party Acquisition”). Seller and Shareholders agree that any such actions (other than negotiations with Buyer) in progress as of the date of this Agreement will be suspended through the Termination Date and that, in no event, will Seller or Shareholders accept, agree to enter or otherwise enter into any agreement concerning any such Third Party Acquisition transaction from the date hereof through the Termination Date. Seller or Shareholders will notify Buyer in writing immediately after receipt by Seller or Shareholder (or any of their respective Affiliates, directors, officers, employees, consultants, contractors, representatives, agents or advisors) of any unsolicited offers or inquiries regarding a Third Party Acquisition. Such notice to Buyer will indicate in reasonable detail the identity of the Person seeking a Third Party Acquisition and the terms and conditions thereof.

Section 10.5 Lien Release. Prior to the Closing Date, Seller shall obtain a release of any and all Liens on each of the Assets, other than Permitted Encumbrances.

Section 10.6 Affiliate Relationships. Seller shall have cancelled, or modified on terms acceptable to Buyer in its sole discretion, each Contract to which Seller, on the one hand, and any Shareholder, any Shareholder family member, any Seller employee, any Affiliate of Seller or Shareholders, or any Affiliate of any of the foregoing, on the other hand, are among the parties thereto, except such contracts as were entered into in the Person’s capacity as an officer, employee, investor or shareholder. A list of all such contracts other than Excluded Assets is set forth in Schedule 10.6.

Section 10.7 Assignment of Leases. On or before the Closing Date and contingent upon consummation of the Closing, Seller shall obtain the consent of the lessors of the Facilities to assign the leases for such Facilities to Buyer, if such consent can be reasonably obtained. If such consent cannot be so obtained, Seller and Buyer shall enter into such arrangements as will permit Buyer to occupy and use the Facilities as if it rather than the Seller was the lessee.

Section 10.8 Post Closing Delivery of Financial Statements. After the date hereof Seller shall deliver to Buyer, by the 17th of April, the March 31, 2004 unaudited balance sheet and the related unaudited statements of income (the “Final Financial Statements”) prepared in a manner and containing information consistent with Seller’s current practices and certified by Seller and Shareholders as to compliance with Section 5.5. The Final Financial Statements shall be attached hereto as Exhibit G.

ARTICLE XI: COVENANTS OF THE PARTIES

The parties hereto each agree that:

Section 11.1 Best Efforts; Further Assurances.

(a) Subject to the terms and conditions of this Agreement, each party will use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable to consummate the transactions contemplated by this Agreement or any Ancillary Agreement or other Closing Document, including without limitation: (i) the subsequent transfer or assignment of any of the Assets (including without limitation any Contracts or Proprietary Rights) that were not transferred or assigned at the Closing; and (ii) obtaining any third-party consents to the transactions contemplated by this Agreement. Each party agrees to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement, the Ancillary Agreements or the Closing Documents.

(b) Seller hereby constitutes and appoints, effective as of the Closing Date, Buyer and its successors and assigns as the true and lawful attorney of Seller with full power of substitution in the name of Buyer or in the name of Seller, but for the benefit of Buyer (i) to collect for the account of Buyer any Assets and (ii) to institute and prosecute all proceedings which Buyer may in its sole discretion deem proper in order to assert or enforce any right, title or interest in, to or under the Assets, and to defend or compromise any and all actions, suits or proceedings in respect of the Assets. Buyer shall be entitled to retain for its own account any amounts collected pursuant to the foregoing powers, including any amounts payable as interest in respect thereof.

Section 11.2 Confidentiality. Prior to and through the Closing Date, each party hereto shall treat as confidential all information it receives regarding (a) the existence and terms of this Agreement, (b) the transactions contemplated hereby and (c) the other parties, and no party will, without the prior written consent of the other parties hereto, disclose any such information to any Person other than to the members, employees, legal counsel, financial advisors or accountants of such party who have a reason to review such information in connection with the transactions contemplated hereby (each, an “Advisor”). Notwithstanding the foregoing, a party’s obligation to maintain confidentiality does not apply to information which (i) is or becomes generally available to the public other than as a result of a disclosure by such party or any Advisor thereof, (ii) was available to such party or any Advisor thereof on a non-confidential basis prior to its disclosure by such party or any Advisor thereof, (iii) becomes available to such party or any Advisor thereof from a Person other than such party or any Advisor thereof who is not otherwise known by such party or any Advisor thereof to be bound by a confidentiality agreement, (iv) is required to be disclosed pursuant to any law, rule or regulation or pursuant to any order or decree of any appropriate court or governmental agency, or (v) is independently developed by such party or any Advisor thereof without reliance on the disclosing party’s confidential information. Notwithstanding anything to the contrary in this provision or otherwise in this Agreement: Any party may disclose the terms of this Agreement and information regarding the transactions contemplated by this Agreement to the extent such information is reasonably required to be disclosed to third parties in furtherance of the transactions contemplated by this Agreement; and Buyer may disclose the terms of this Agreement and information regarding the transactions contemplated by this Agreement to the extent such information is reasonably required to be disclosed to third parties in furtherance of Buyer’s capital raising and financing activities including the filing of a Form S1 Registration Statement.

Section 11.3 Expenses. Except as otherwise expressly set forth in this Agreement, all costs and expenses incurred by any party hereto in connection with this Agreement or the transactions contemplated hereby shall be paid by the party incurring such expenses.

ARTICLE XII: CONDITIONS TO CLOSING

Section 12.1 Conditions to the Obligations of Each Party. The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction of the following conditions: (a) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall (i) prohibit the consummation of the Closing or (ii) restrain, prohibit or otherwise interfere with the effective operation or enjoyment by Buyer of all or any material portion of the Assets; and (b) all actions by or in respect of or filings with any governmental body, agency, official or authority required to permit the consummation of the Closing shall have been taken or made.

Section 12.2 Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction of each of the following further conditions, unless such conditions have been expressly waived by Buyer in writing:

(a) The results of the due diligence investigation into the state of Seller, its financial condition, the Assets and the future prospects of the Business are not materially different than set forth in the final Disclosure Schedules.

(b) (i) Seller and each Shareholder shall have performed in all material respects all of their respective obligations hereunder required to be performed by them at or prior to the Closing, (ii) the representations and warranties of Seller and the Shareholders contained in this Agreement or any Ancillary Agreement required to be executed and delivered by Seller or Shareholders or in any Closing Document delivered by Seller or Shareholders pursuant hereto, shall be true in all respects at and as of the Closing Date, as if made at and as of such time; and (iii) Buyer shall have received a certificate from each Shareholder and the President of Seller, signed by the party providing it, indicating such party’s satisfaction of clauses (i) and (ii) hereof.

(c) No court, arbitrator or governmental body, agency or official shall have issued any order, and there shall not be any statute, rule or regulation, restraining or prohibiting the consummation of the Closing or the ownership or effective operation by Buyer of the Assets after the Closing Date, and no proceeding challenging this Agreement or the transactions contemplated hereby or seeking to prohibit, alter, prevent or materially delay the Closing shall have been instituted by any Person before any court, arbitrator or governmental body, agency or official and be pending.

(d) Seller shall have executed and delivered to Buyer each of the Ancillary Agreements and the Closing Documents required of it under this Agreement, including, without limitation, the Bill of Sale, the Assignment and Assumption Agreement and the Non-Competition Agreement.

(e) Seller and Buyer shall have obtained all necessary consents, novations, authorizations or approvals from all necessary governmental agencies or third parties, in each case in form and substance reasonably satisfactory to Buyer, and no such consent, novation authorization or approval shall have been revoked, withheld or violated.

(f) Buyer shall have received proof of the release of all Liens, except Permitted Encumbrances, with respect to the Assets.

(g) Each Permit identified on Schedule 2.1(e) shall have been transferred to Seller.

(h) Messr. Silinski and Chick of Seller shall have entered into the Employment Agreements and Non-Competition Agreements.

(i) Since February 29, 2004, there shall not have been any change in the business, operations or condition (financial or otherwise) of Seller, and no casualty shall have occurred to any of the Assets, which taken as a whole could have a Material Adverse Effect.

(j) The Shareholders shall deliver to Buyer executed agreements waiving their rights to pursue the Buyer under any deferred salary agreements.

Section 12.3 Conditions to Obligation of Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction of the each of the following further conditions:

(a) No court, arbitrator or governmental body, agency or official shall have issued any order, and there shall not be any statute, rule or regulation, restraining or prohibiting the consummation of the Closing, and no proceeding challenging this Agreement or the transactions contemplated hereby or seeking to prohibit, alter, prevent or materially delay the Closing shall have been instituted by any Person before any court, arbitrator or governmental body, agency or official and be pending.

(b) Seller shall have received all documents it may reasonably request relating to the existence of Buyer and the authority of Buyer for this Agreement, all in form and substance satisfactory to Seller.

(c) Buyer shall have executed and delivered the Ancillary Agreements and other Closing Documents required of it under this Agreement.

(d) Seller shall have received the Purchase Price.

(e) The Ancillary Agreements shall be satisfactory to Seller.

(f) The Company shall have entered into the Employment Agreements with Messrs. Silinski and Chick.

(g) The Escrow Agreement shall be satisfactory to Seller.

ARTICLE XIII: INDEMNIFICATION

Section 13.1 Indemnification of Buyer. Effective on the Closing Date and thereafter, Seller and Shareholders jointly and severally shall indemnify and hold harmless Buyer and its members, managers, shareholders, directors, officers, employees and agents (collectively, the “Indemnitees”), from and against, and shall compensate and reimburse each of the Indemnitees for, any and all damages, losses, penalties, deficiencies, obligations, claims, suits, proceedings, demands, assessments, judgments, expenses, costs, and liabilities, of any nature whatsoever, incurred by any of them, including without limitation reasonable attorneys’ and accountants’ fees (hereafter individually a “Loss” and collectively “Losses”), arising from or in connection with:

(a) any breach or alleged breach by Seller or Shareholders of any representation or warranty contained in this Agreement (including without limitation the Disclosure Schedule), any Ancillary Agreement or in any other Closing Document or document or writing delivered by Seller or Shareholders in connection with this Agreement;

(b) any breach or alleged breach of or any failure or alleged failure by Seller or Shareholders to perform or comply with any covenant, agreement or obligation contained in this Agreement (including without limitation the Disclosure Schedule), any Ancillary Agreement or any other Closing Document or document or writing delivered by Seller or Shareholder in connection with this Agreement;

(c) any claim made or litigation instituted by a third party relating to Seller’s ownership rights in and to the Assets;

(d) any liability or obligation (other than the Assumed Liabilities) of Seller or the Shareholders which relates to the ownership or use of any of the Assets, or the conduct of the Business or Seller or the Shareholders, for any period prior to or including the Closing Date, including but not limited to liabilities arising from or relating to any taxes imposed on Seller, the Business or any of the Assets for any period prior to or including the Closing Date;

(e) any liability or obligation, or claim made or litigation instituted, relating to the Unassumed Liabilities (including without limitation any liability or obligation, or claim made or litigation instituted, arising from, relating to, or in connection with any product or service provided by Seller (or any of its Affiliates, directors, officers, employees, consultants, contractors, representatives, agents or advisors), in whole or in part, on or prior to the Closing Date);

(f) any commission or compensation in the nature of any finder or brokerage fee for which Seller or either of the Shareholders, or any of their respective directors, officers, employees, representatives or agents, is or is claimed to be responsible;

(g) any Loss (other than the Assumed Liabilities) to which Buyer or any of the other Indemnitees may become subject and that arises directly or indirectly from or relates directly or indirectly to (A) any product produced or sold or any services performed by or on behalf of the Seller, (B) the presence of any Hazardous Material at any site owned, leased, occupied or controlled by the Seller on or at any time prior to the Closing Date, (C) the generation, manufacture, production, transportation, importation, use, treatment, refinement, processing, handling, storage, discharge, release or disposal of any Hazardous Material (whether lawfully or unlawfully) by or on behalf of the Seller, or (D) any failure to comply with any bulk transfer law or fraudulent transfer or conveyance law, or any similar law or regulation, in connection with any of the transactions contemplated by this Agreement; or

(h) any and all actions, suits, proceedings, demands, assessments or judgments, costs and expenses reasonably arising out of and relating directly or indirectly to any of the foregoing matters set forth in this Section 13.1.

Buyer’s right to indemnification, reimbursement or other remedy arising from or in connection with Seller’s or Shareholders’ representations, warranties, covenants, agreements or obligations contained in this Agreement (including without limitation the Disclosure Schedule), any Ancillary Agreement or any Closing document delivered by Seller or the Shareholders pursuant to this Agreement shall not be affected by (A) any investigation (including without limitation any environmental investigation or assessment) conducted by or on behalf of Buyer or (B) any information furnished to or any knowledge acquired (or capable of being acquired) by Buyer (or any of its Affiliates, members, managers, directors, officers, employees, representatives, agents or advisors) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date. The waiver of any condition based upon the accuracy of any such representation or warranty, or on the performance of or compliance with any covenant, agreement or obligation, will not affect Buyer’s right to indemnification, reimbursement or other remedy arising from or in connection with such representations, warranties, covenants, agreements or obligations.

In the event Buyer exercises its right to indemnification pursuant to subsections 13.1(a) or (b), Buyer shall first seek indemnification from the Escrow Deposit pursuant to the terms of the Escrow Agreement. Only in the event the Escrow Deposit is not sufficient to satisfy all of Buyer’s indemnification rights under subsections 13.1(a) or (b), Buyer may seek indemnification from the Earn Out and the Additional Payment. The limitation on the indemnification obligations of the Seller and the Shareholders that is set forth in this paragraph shall not apply to any Loss arising directly or indirectly from any circumstance involving intentional misrepresentation or fraud on the part of Seller or either of the Shareholders, or any intentional breach of any covenant, agreement or obligation.

Section 13.2 Indemnification of Seller. Effective on the Closing Date and thereafter, Buyer shall indemnify and hold harmless Seller and its directors, officers, shareholders (including the Shareholders), employees and agents, from and against any and all Losses arising from or in connection with:

(a) any breach by Buyer of any representation or warranty contained in the this Agreement; or in any other agreement or document delivered in connection with this Agreement and the transaction contemplated by this Agreement;

(b) any breach of or any failure by Buyer to perform or comply with any covenant, agreement or obligation contained in this Agreement; or in any other agreement or document delivered in connection with this Agreement and the transaction contemplated by this Agreement;

(c) any claim made or litigation instituted by a third party relating to Buyer’s ownership rights in and to the Assets (unless such claim or litigation relates to the sale or transfer of the Assets from Seller to Buyer) or the Business;

(d) any liability or obligation of Buyer which relates to the ownership or use of any of the Assets or the conduct of the Business subsequent to the Closing Date including liabilities arising out of the Assumed Liabilities, including but not limited to liabilities arising from or relating to any taxes imposed on Buyer or any of the Acquired Assets for any period subsequent to the Closing Date; or claim made or litigation instituted, relating to the failure to satisfy or make payment of Assumed Liabilities; or

(e) and all actions, suits, proceedings, demands, assessments or judgments, costs and expenses reasonably arising out of any of the foregoing matters set forth in this Section 13.2.

Section 13.3 Indemnification Procedure.

(a) Claims for Indemnification. Except for Third Party Claims described in Section 13.3(b) below, if an event giving rise to indemnification hereunder shall have occurred or is threatened, then the party seeking indemnification (“Indemnified Party”) promptly shall deliver to the party from whom indemnity is sought (“Indemnifying Party”) written notice thereof, stating that such event has occurred or is threatened, describing such event in reasonable detail and specifying or reasonably estimating the amount of the prospective Loss (which estimate or specification shall be non-binding) and the method of computation thereof (a “Claim”), all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or has arisen (the “Notice of Claim”). For purposes hereof, any Claim for indemnification shall be deemed to have been made as of the date on which the Notice of Claim is delivered in accordance with the terms of this Section 13.3.

(i) In the event the Indemnifying Party shall in good faith dispute the validity of all or any amount of a Claim for indemnification as set forth in the Notice of Claim, then such Indemnifying Party shall, within ten (10) days after delivery of the Notice of Claim, execute and deliver to the Indemnified Party a notice setting forth with reasonable particularity the grounds, amount of, and basis upon which the Claim is disputed (the “Dispute Statement”).

(ii) In the event the Indemnifying Party shall within ten (10) days after receipt of the Notice of Claim deliver to the Indemnified Party a Dispute Statement, then the portion of the claim described in the Notice of Claim disputed by such Indemnifying Party (the “Disputed Liability”) shall not be due and payable from such Indemnifying Party except in accordance with (A) a final decision of an arbitrator pursuant to an arbitration instituted under Section 14.1 of this Agreement or (B) a written agreement between the Indemnified Party and such Indemnifying Party stipulating the amount of the Admitted Liability.

(iii) In the event any Indemnifying Party shall not within ten (10) days after receipt of the Notice of Claim deliver to such Indemnifying Party a Dispute Statement identifying a Disputed Liability, then the amount of the claim described in the Notice of Claim, or if a Dispute Statement is delivered, the portion thereof not disputed as a Disputed Liability, shall be deemed to be admitted (the “Admitted Liability”) of such Indemnifying Party and shall, upon the incurring of an actual Loss arising therefrom, immediately be due and payable.

(b) Settlement of Third Party Claims. If the Indemnified Party shall receive notice of any Claim by a third party which is or may be subject to indemnification (a “Third Party Claim”), the Indemnified Party shall give the Indemnifying Party prompt written notice of such Third Party Claim and shall permit the Indemnifying Party, at its option, to participate in the defense of such Third Party Claim by counsel of its own choice and at its expense. If, however, the Indemnifying Party acknowledges in writing to the Indemnified Party the Indemnifying Party’s obligation to indemnify the Indemnified Party hereunder against all Losses that may result from such Third Party Claim, then the Indemnifying Party shall be entitled, at its option, to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice after delivery of written notification.

(i) In the event the Indemnifying Party exercises its right to undertake the defense of any such Third Party Claim, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, non-privileged materials and information in its possession or under its control relating thereto as is reasonably required by the Indemnifying Party. However, no such Third Party Claim may be settled by the Indemnifying Party without the written consent of the Indemnified Party, unless the settlement (A) involves only the payment of money by the Indemnifying Party, (B) does not include an admission of liability on the part of the Indemnified Party and (C) includes an unconditional release of the Indemnified Party. Similarly, no Third Party Claim shall be settled by the Indemnified Party without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

(ii) In the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to it all such witnesses, records, materials and information in its possession or under its control relating thereto as is reasonably required by the Indemnified Party.

13.4 Right of Setoff. Upon notice to Seller and each Shareholder specifying in reasonable detail the basis therefor, Buyer may set off any amount to which it may be entitled under this Article XIII against amounts otherwise payable under the Earnout Payment or the Additional Payment. Neither the exercise of nor the failure to exercise such right of setoff will constitute an election of remedies or limit Buyer in any manner in the enforcement of any other remedies that may be available to it.

13.5 Basket. No action or claim for indemnification shall be made or brought against Seller and the Shareholders unless the aggregate Loss of Buyer exceeds $50,000 in which event Buyer may seek indemnification for its entire Loss. No action or claim for indemnification shall be made or brought against Buyer unless the aggregate Loss of Seller and the Shareholders exceed $50,000, in which event Seller may seek indemnification for its entire Loss.

ARTICLE XIV: TERMINATION

Section 14.1 Grounds for Termination. This Agreement may be terminated at any time prior to the Closing: (a) by mutual written agreement of Seller and Buyer; (b) by either Seller or Buyer if, without fault of the terminating party, the Closing shall not have been consummated on or before the date five days after the date of execution of this Agreement; (c) by either Seller or Buyer if there shall be any law or regulation that makes the consummation of the transaction contemplated hereby illegal or otherwise prohibited or if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or governmental body having competent jurisdiction; (d) by Buyer if Seller has breached or otherwise violated the provisions of Section 9.4; or (e) by either Buyer or Seller in the event of a material breach by the other party of any covenant, agreement, representation or warranty. The party desiring to terminate this Agreement pursuant to clauses (b), (c) or (e) shall give written notice of such termination to the other party.

Section 14.2 Effect of Termination. In the event of a termination of this Agreement as provided in Section 14.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Buyer or Seller or their respective officers, directors, shareholders, members, managers or Affiliates, except to the extent that such termination results from the material breach by a party hereto of any of its representations, warranties, covenants or agreements set forth in this Agreement; provided that Section 10.4 (No Solicitations), Section 11.2 (Confidentiality) Section 11.3 (Expenses), Article XIII (Indemnification), Section 14.2 (Effect of Termination), and Article XV (Miscellaneous) of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

ARTICLE XV: MISCELLANEOUS

Section 15.1 Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the making, performance, or interpretation thereof, including without limitation any controversy or claim arising out of or relating to Article XII, shall be settled by binding arbitration in the County of San Diego, State of California, under the then existing Commercial Arbitration Rules of the American Arbitration Association (except with respect to selection of the arbitrator(s), which shall be made in accordance with the provisions of this Section). The parties shall choose an arbitrator mutually acceptable to them; in the event the parties are unable to mutually agree upon an arbitrator within twenty (20) days after a party’s decision to arbitrate (and notice provided to the other parties of such decision), then the American Arbitration Association shall be asked to appoint one arbitrator to rule on the matter, such appointment to be in accordance with Commercial Arbitration Rules of the American Arbitration Association then in effect. The arbitrator selected shall be experienced in negotiating, making and consummating acquisition agreements. Each party to the dispute shall contribute equally to the payment of the arbitrator’s fees, including administrative fees of the American Arbitration Association. However, upon the arbitrator’s decision, the party against whom such decision is made shall pay the other side’s expenses, including without limitation attorneys’ fees and the arbitrator’s fees. Judgment on any award rendered by the arbitrator may be entered by any court of competent jurisdiction.

Section 15.2 Survival. The covenants, agreements, representations and warranties of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive (without limitation): (i) the Closing and the sale of the Assets to Buyer; (ii) any sale or other disposition of any or all of the Assets by Buyer; and (iii) the death or dissolution of any party to this Agreement; provided, however, that, other than the representations and warranties contained in Section 5.3 hereof, which shall survive indefinitely, the representations and warranties of the parties hereto shall only survive until September 30, 2005; provided further, that if a Notice of Claim relating to any representation or warranty is given to an Indemnifying Party on or prior to September 30, 2005, then, notwithstanding anything to the contrary contained in this Section 15.2, such representation or warranty shall not so expire, but rather shall remain in full force and effect until such time as each and every Loss (including any indemnification claim asserted by any Indemnified Party) that is based directly or indirectly upon, or that relates directly or indirectly to, the matter described in such Notice of Claim has been fully and finally resolved, either by means of a written settlement agreement executed on behalf of the Indemnified Party and the Indemnifying Party or by means of a final, non-appealable judgment issued by a court of competent jurisdiction. In addition, notwithstanding anything to the contrary contained in this Section 15.2, if any Shareholder or the Seller had knowledge, on or prior to the Closing Date, of any circumstance that constitutes or that has given rise or could be expected to give rise, directly or indirectly, to any beach of any representation or warranty contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith, then such representation or warranty shall not expire, but rather shall remain in full force and effect for an unlimited period of time (regardless of whether any Notice of Claim relating to such representation or warranty is ever given).

Section 15.3 Notices. Any notices required or permitted to be given hereunder shall be in writing and shall be deemed delivered (a) two business days after being deposited in the mails, (b) one business day after being deposited with an express overnight courier service for delivery on the next business day or (c) the next business day after notice is sent by electronic facsimile transmission.

If to Buyer, to:	The Active Network, Inc. 1020 Prospect Street, Suite 250 La Jolla, CA 92037 Facsimile: 858.551.7619 Attention: Kory Vossoughi, General Counsel

If to Seller, to:	Do It Sports, Inc. 615 South Mansfield Ypsilanti, MI 48197 Facsimile: 734.544.7709 Attention: Thomas J. Silinski

and to:	180 Lake Shore Drive Lake Orion, MI 48362

With a copy to:	Pepper Hamilton LLP 100 Renaissance Center, Suite 3600 Detroit, MI 48243 Facsimile: 313.259.7926 Attention: Hugh D. Camitta

If to Shareholders, to: As set forth on Schedule of Shareholders with a copy to Pepper Hamilton LLP as provided above.

or to such other address a party gives notice of to the other parties.

Section 15.4 Amendments; No Waivers; Remedies. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer and Seller, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement shall be cumulative, and not exclusive, of any rights or remedies any party hereto may have at law, in equity, or otherwise.

Section 15.5 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that neither Seller nor Shareholder may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of Buyer.

Section 15.6 Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of California as applied to agreements among California residents entered into and to be performed entirely within California.

Section 15.7 Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts, including by telefax signature, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 15.8 Entire Agreement. This Agreement together with the Disclosure Schedule and Exhibits and the agreements contemplated by this Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by either party hereto. Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 15.9 Severability. If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect and enforceable.

Section 15.10 Captions. The captions and headings used herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

Section 15.11 Legal Representation of the Parties. Each of the parties to this Agreement has been represented by such party’s own legal counsel in connection with this Agreement and the transactions contemplated hereby. This Agreement was negotiated by the parties with the benefit of the representation of such legal counsel, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

SELLER:

DO IT SPORTS, INC.

By:	/s/ Thomas J. Silinski

Print:	Thomas J. Silinski
Title:	President & CEO

SHAREHOLDERS:

Sign:	/s/ Thomas J. Silinski

Print: Thomas J. Silinski

Sign:	/s/ Bradford Chick

Print: Bradford Chick

BUYER:

THE ACTIVE NETWORK, INC.

By:	/s/ Matt Landa

Name:	Matt Landa

Title:	President